August 1, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Registration Statement on Form S-1 (File No. 333-174225) Filed May 16, 2011, as amended on July 1, 2011, June 25, 2011 and July 29, 2011
Ladies and Gentlemen:
          Enduro Resource Partners LLC and Enduro Royalty Trust (collectively, the “Registrants”) submit this letter with respect to the above-referenced Registration Statement (the “Registration Statement”) at the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, and include in the attached file the Registrants proposed revision to the Registration Statement in response to Comment 2 of the Staff’s letter dated July 29, 2011.
          Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,
/s/ Sean T. Wheeler

Sean T. Wheeler of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
             Chief Operating Officer
Kimberly A. Weimer, Vice President and
             Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP